EXHIBIT 99.1

Schedule of computation of ratio of earnings to fixed charges of The Kroger Co. and consolidated subsidiary companies for the five fiscal years ended January 28, 2006 and for the quarters ended August 12, 2006 and August 13, 2005.

	August 12,	August 13,	January 28,	January 29,	January 31,	February 1,	February 2,
	2006	2005	2006	2005	2004	2003	2002
	(28 weeks)	(28 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)
	(in millions of dollars)
Earnings:
Earnings before tax expense (1)	$828	$772	$1,525	$286	$739	$1,950	$1,706
Fixed charges (1)	471	482	895	950	983	1,000	1,032
Capitalized interest	(7)	(4)	(7)	(5)	(5)	(5)	(9)

Pre-tax earnings before fixed charges	$1,292	$1,250	$2,413	$1,231	$1,717	$2,945	$2,729
Fixed charges:
Interest (1)	$272	$284	$518	$562	$609	$624	$659
Portion of rental payments deemed to be
interest	199	198	377	388	374	376	373

Total fixed charges	$471	$482	$895	$950	$983	$1,000	$1,032
Ratio of earnings to fixed charges (1)	2.7	2.6	2.7	1.3	1.7	2.9	2.6

(1)	Amounts have been adjusted for the Company’s adoption of SFAS No. 145 on February 2, 2003. Adoption of this Statement required the Company to reclassify the debt extinguishments recorded as extraordinary items in prior periods as interest expense in those periods. These debt extinguishments totaled $19 million, pre-tax, in the fiscal year ended February 1, 2003. There were no debt extinguishments recorded as extraordinary items during the fiscal year ended February 2, 2002.